Exhibit 99.5
January 16, 2023

Canadian Securities Exchange
First Canadian Place
100 King Street West, Suite 7210
Toronto, ON M5X 1E1

To Whom It May Concern:

Re: IM Cannabis Corp. (the “Company”) private placements of common shares and warrants

The Company hereby confirms receipt of aggregate proceeds of US$1,949,999 in connection with the issuance of 1,559,999 common shares in the capital of the Company and 1,559,999 common share purchase warrants of the Company pursuant to i) the closing of the first tranche of a listed issuer financing exemption offering and ii) the closing of a concurrent private placement offering, each as disclosed in the Company’s press release and Form 9 – Notice of Proposed Issuance of Listed Securities filed with the Canadian Securities Exchange dated January 16, 2023.

Yours truly,

IM Cannabis Corp.

“Oren Shuster”

Oren Shuster
Chief Executive Officer

Beit Hakshatot, Kibutz Glil-Yam, ISRAEL, 4690500.Tell: 972-77-4442333 I Fax: 972-77-4442332
www.imcannabis.com I info@imcannabis.com